UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,919,960
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,919,960
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,919,960
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.76%*
12	Type of Reporting Person (See Instructions) CO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of November 30, 2013 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on December 11, 2013).

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners Beheer 2006 B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,919,960
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,919,960
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,919,960
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.76%*
12	Type of Reporting Person (See Instructions) CO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of November 30, 2013 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on December 11, 2013).

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners CSI 2006 Lion C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,919,960
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,919,960
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,919,960
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.76%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of November 30, 2013 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on December 11, 2013).

CUSIP No. N6596X109
1	Names of Reporting Person: AlpInvest Partners Later Stage II-A Lion C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 15,826
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,826
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,826
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.01%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of November 30, 2013 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on December 11, 2013).

Item 1.
	(a)	Name of issuer:

NXP Semiconductors N.V.

	(b)	Address of issuer’s principal executive offices:

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.

	(a)	Name of person filing:

AlpInvest Partners B.V. AlpInvest Partners Beheer 2006 B.V. AlpInvest Partners CSI 2006 Lion C.V. AlpInvest Partners Later Stage II-A Lion C.V.

	(b)	Address or principal business office or, if none, residence:

The principal business office for all persons filing is: c/o AlpInvest Partners Jachthavenweg 118 1081 KJ Amsterdam The Netherlands

	(c)	Citizenship:

See Item 4 of each cover page

	(d)	Title of class of securities:

Common stock, nominal value €.20 per share

	(e)	CUSIP No.:

N6596X109

Item 3.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

AlpInvest Partners CSI 2006 Lion C.V. owns 1,919,960 shares of the Issuer’s common stock as of December 31, 2013. AlpInvest Partners Later Stage II-A Lion C.V. owns 15,826 shares of the Issuer’s common stock as of December 31, 2013. AlpInvest Partners Beheer 2006 B.V. is the general partner of each of AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V. AlpInvest Partners B.V. is the sole shareholder and managing director of AlpInvest Partners Beheer 2006 B.V. Because of the foregoing relationships, each of AlpInvest Partners Beheer 2006 B.V. and AlpInvest Partners B.V. may be deemed to beneficially own all of the shares of the Issuer’s common stock held by AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

        AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V. (collectively, the “AlpInvest Parties”) are, together with funds and entities advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Apax Partners LLP (“Apax”) and Silver Lake Management Company, L.L.C. (“Silver Lake,” with the funds and entities advised by KKR, Bain, Apax and Silver Lake being referred to as the “Other Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”), Kaslion S.à.r.l., Kaslion Holding B.V. and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. The rights of the parties under the Shareholders’ Agreement with respect to, among other things, the election of directors, drag-along and tag-along rights and transfer restrictions more generally have terminated. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Other Parties, the Co-Investors, the Philips Parties or the Management Foundation. Each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation.

Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P., NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the “Co-Investment Parties”), the AlpInvest Parties and the Other Parties are parties to an agreement (the “Co-Investment Agreement”) with respect to shares of common stock of the Issuer. The transfer restrictions with respect to the shares of the Issuer’s common stock under the Co-Investment Agreement have also terminated. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Co-Investment Parties, and each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Co-Investment Parties.

This Schedule 13G/A shall not be deemed to be an admission that any of the filing persons reporting on this Schedule 13G/A is a member of a “group” with the other parties to the Shareholders’ Agreement or the Co-Investment Agreement or any shares of the Issuer’s common stock owned by the such parties or any of their related entities for any purpose.

Item 10.	Certifications.

Not applicable

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ALPINVEST PARTNERS B.V.

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS BEHEER 2006 B.V.

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS CSI 2006 LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit 1            Joint Filing Agreement dated as of February 14, 2014

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

ALPINVEST PARTNERS B.V.

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS BEHEER 2006 B.V.

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS CSI 2006 LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V.
Its: Managing Director

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.

By: ALPINVEST PARTNERS BEHEER 2006 B.V.
Its: General Partner

By: ALPINVEST PARTNERS B.V. Its: Managing Director

Dated: February 14, 2014	Signature:	/s/ E.M.J. Thyssen
	Name:	E.M.J. Thyssen
	Title:	Managing Partner

Dated: February 14, 2014	Signature:	/s/ P.F.F. de van der Schueren
	Name:	P.F.F. de van der Schueren
	Title:	Chief Legal Officer